EXHIBIT 11

                         STATEMENT RE: COMPUTATION OF
                              PER SHARE EARNINGS

Primary earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding and common equivalent shares with a dilutive effect. Common equivalent shares are shares which may be issuable upon exercise of outstanding stock options and warrants. Stock options and warrants were included in earnings per primary common share computed for both periods presented.

Fully diluted earnings per common share are determined on the assumption that the weighted average number of common shares and common equivalent shares outstanding is further increased by the effect of the end of the period market price on stock options and stock warrants. Stock options and stock warrants were included in earnings per fully diluted common share computations for 1995 and 1994.

The following table presents information necessary for the computation of earnings per share, on both primary and fully diluted bases, for the three months ended March 31, 1995 and 1994.

                                                 Three Months Ended
                                                      March 31,
                                              ------------------------
                                                 1995         1994
Average number of common
  shares outstanding ......................   15,073,834   15,143,029

Common share equivalents on
  stock options and stock warrants
  based on average market price ...........      427,671      580,833

AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING TO COMPUTE PRIMARY
  EARNINGS PER SHARE ......................   15,501,505   15,723,862

Incremental common share equivalent
  on stock options and stock warrants
  based on end of period market price .....        6,948        --

AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING TO COMPUTE FULLY
  DILUTED EARNINGS PER SHARE ..............   15,508,453   15,723,862